UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pioneer Floating Rate Trust
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

72369J102
(CUSIP Number)

Saba Capital Management, L.P. 405 Lexington Avenue 58th Floor New York, NY 10174 Attention: Michael D'Angelo (212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72369J102	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,451,343[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,451,343
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,451,343
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.95%[2]
14	TYPE OF REPORTING PERSON PN; IA

____________________________

1 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

2 The percentages used herein are calculated based upon 24,738,174 Common Shares outstanding as of 11/30/2019, as disclosed in the company's Form N-CSRS filed 1/31/2020.

CUSIP No. 72369J102	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,451,343[3]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,451,343
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,451,343
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.95%[4]
14	TYPE OF REPORTING PERSON IN

____________________________

3 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

4 The percentages used herein are calculated based upon 24,738,174 Common Shares outstanding as of 11/30/2019, as disclosed in the company's Form N-CSRS filed 1/31/2020.

CUSIP No. 72369J102	SCHEDULE 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,451,343[5]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,451,343
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,451,343
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.95%[6]
14	TYPE OF REPORTING PERSON OO

____________________________

5 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

6 The percentages used herein are calculated based upon 24,738,174 Common Shares outstanding as of 11/30/2019, as disclosed in the company's Form N-CSRS filed 1/31/2020.

CUSIP No. 72369J102	SCHEDULE 13D/A	Page 5 of 6 Pages

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the SEC on May 1, 2020. This Amendment No. 1 amends Item 4 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 4, 2020, Saba Capital Master Fund, Ltd., a private fund advised by Saba Capital Management, L.P., submitted to the Issuer a notice informing the Issuer of its intention to (i) nominate the following three persons for election to the Issuer's board of trustees at the Issuer's 2020 annual meeting of shareholders —Charles I. Clarvit, Stephen G. Flanagan and Frederic Gabriel— and to (ii) submit a proposal to terminate the advisory agreement between the Issuer and its investment manager, Pioneer Investment Management, Inc.

CUSIP No. 72369J102	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 5, 2020

SABA CAPITAL Management, L.P. By: /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL Management GP, LLC By: /s/ Michael D'Angelo Name: Michael D'Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823